Robert T. Lucas III

Deputy General Counsel

550 South Tryon Street

Charlotte, NC 28202

Mailing Address:

DEC 45A/PO Box 1321

Charlotte, NC 28201

704 382 8152 Direct

980 373 9905 Fax

Email bob.lucas@duke-energy.com

May 26, 2016

Via Edgar and Electronic Mail

Ms. Katherine Hsu

Mr. Arthur Sandel

Office of Structured Finance

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, DC 20549

Re:	Duke Energy Florida, LLC and Duke Energy Florida Project Finance, LLC
Registration Statement on Form SF-1
Filed January 29, 2016
Amendment No. 1 to Registration Statement on Form SF-1
Filed February 9, 2016
Amendment No. 2 to Registration Statement on Form SF-1
Filed March 31, 2016
Amendment No. 3 to Registration Statement on Form SF-1
File No. 333-209196

Dear Ms. Hsu and Mr. Sandel:

This letter is being submitted in response to the comments given by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) on a telephone call between Mr. Sandel and a representative of Duke Energy Florida, LLC (“DEF” or the “Company”) on May 17, 2016, with respect to the above-referenced registration statement (the “Registration Statement”) relating to the proposed issuance of Series A Senior Secured Bonds (the “Bonds”) by Duke Energy Florida Project Finance, LLC (the “issuing entity”). On behalf of the Company and the issuing entity (the “Registrants”), I am authorized to provide the responses contained in this letter.

Where indicated below, requested changes and other updates have been included in Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which is being filed simultaneously with this response. A courtesy copy of the marked version of Amendment No. 4 is also being delivered to your attention.

For your convenience, set forth below is each comment raised on the telephone call in bold typeface, followed by the response. Defined terms used and not otherwise defined herein shall have the meanings set forth in the prospectus contained in Amendment No. 4.

1.              Please add the issuing entity, Duke Energy Florida Project Finance, LLC, to the registration statement as a co-registrant.

Pursuant to our discussions on the telephone call, Amendment No. 4 to the Registration Statement has been filed under both registrants’ names.

2.              Please add the name of the court in which the legal proceeding disclosed on page 63 under the heading “Duke Energy Florida, LLC — DEF Legal Proceeding” and on page 143 under the heading “Legal Matters” is pending, and to extent necessary, update the risk factors.

The disclosure on page 63 and page 143 of the prospectus has been revised to include the name of the court in which the legal proceeding is pending. The risks factors have not been updated because as disclosed on pages 63 and 143 of the prospectus, even if the plaintiff’s requests for relief are granted, there would be no impact on the nuclear asset-recovery charges or on the Bonds. Therefore, the Registrants do not consider the legal proceeding to be a significant factor that makes the offering of the Bonds speculative or risky.

3.              Please file the signed constitutional law opinions being delivered by Hunton & Williams LLP and Shutts & Bowen LLP with a pre-effective amendment to the Registration Statement or advise why they should not be filed at this time.

Consistent with the practice used in previously filed registration statements for transactions of this type, drafts of the constitutional law opinions that Hunton & Williams LLP and Shutts & Bowen LLP expect to the deliver concurrent with the issuance of the Bonds were filed with Amendment No. 3 to the Registration Statement. See e.g., Senior Secured Securitization Bonds of Consumers 2014 Securitization Funding LLC (File No. 333-195654-01); Senior Secured Consumer Rate Relief Bonds of Appalachian Consumer Rate Relief Funding LLC (File No. 333-191392-01); Senior Secured Phase-In-Recovery Bonds of Ohio Phase-In-Recovery Funding LLC (File No. 333-188745-01); 2012 Senior Secured Transition Bonds of CenterPoint Energy Transition Bond Company IV, LLC (File No. 333-177662-01).

At this time neither firm is in a position to deliver final signed opinions. The opinions will be a condition to issue the Bonds pursuant to the underwriting agreement which has not been executed. Furthermore, much of the analysis in the opinions is based on the irrevocable nature of the financing order issued by the Florida Public Service Commission. Pursuant to the terms of the Florida enabling legislation and the financing order, the financing order will not become irrevocable until the Bonds are issued. Consistent with the conventions established for other transactions of this type, the Registrants agree to file each signed opinion via a Form 8-K at the same time as the final transaction documents are filed. In addition, written consent from Hunton & Williams LLP is included as part of the exhibit 5 opinion filed with Amendment No. 4 and a separate written consent from Shutts & Bowen LLP has also been included with Amendment No. 4.

*       *      *

The Registrants acknowledge that: (i) they are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have any questions concerning the above responses, please do not hesitate to contact Michael F. Fitzpatrick, Jr. at Hunton & Williams LLP at (212) 309-1043 or me at (704) 382-8152.

Sincerely,

/s/ Robert T. Lucas III, Esq.
Robert T. Lucas III, Esq.
Deputy General Counsel and
Assistant Corporate Secretary
Duke Energy Corporation

cc:                                Michael F. Fitzpatrick, Jr. Esq.

Hunton & Williams LLP